FOIA CONFIDENTIAL TREATMENT REQUESTED BY SERVICESOURCE INTERNATIONAL, INC.

PURSUANT TO 17 CFR 200.83

This response letter omits certain confidential information included in the unredacted letter delivered to the

Division of Corporate Finance on October 1, 2019. Omitted information is denoted by asterisks.

October 1, 2019

VIA EDGAR

Ms. Yolanda Guobadia

Mr. Jim Allegretto

Division of Corporate Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ServiceSource International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 28, 2019
Form 10-Q for Fiscal Quarter Ended June 30, 2019
Filed August 7, 2019
File No. 1-35108

Dear Ms. Guobadia and Mr. Allegretto:

We are writing in response to your letter dated September 19, 2019, commenting on the above-referenced Form 10-K and Form 10-Q. For your convenience, we have repeated the comment below, in italics, together with the subheading used in your letter. The comment is followed by our response.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Critical Accounting Policies and Estimates

General, page 24

Comment:

1.

We note the net book value of the company exceeds your market capitalization as of your most recent quarter-end. Further, we note your declining revenues and margins, recurring losses, reduced or negative free cash flow and significant declines in your stock price in fiscal year 2018 through June 30, 2019. We believe these factors are indicators that your goodwill may be impaired and a quantitative assessment for impairment should be made. Please tell us whether you have performed, or are in the process of performing, a quantitative assessment of goodwill. If you performed such an assessment, please provide the details of your assessment including the assumptions and estimates used to calculate the fair value of your reporting unit. If you did not perform a quantitative assessment, yet still concluded that goodwill was not impaired, please provide your detailed analysis that supports your conclusion. Refer to ASC 350-20-35.

Response:

We respectfully advise the Staff that we have a robust process to identify possible goodwill impairment indicators whenever events or changes in circumstances suggest the carrying amount of such assets may not be recoverable. If we identify impairment indicators, we initially perform a qualitative analysis to determine whether it is more likely than not the fair value of our single reporting unit is less than its carrying value. Based on this analysis, if it is more likely than not the fair value is less than the carrying value we perform a quantitative analysis. Additionally, in our Form 10-K for the year ended December 31, 2018, we disclose a risk factor related to the potential impairment of our goodwill.

Subsequent to the filing of our Form 10-K for the year ended December 31, 2018, there was a sustained decline in our stock price through June 30, 2019. During this timeframe from February 20, 2019 through June 30, 2019, our stock price ranged from an intraday low of $0.85 to an intraday high of $1.15, with a volume-weighted average price (“VWAP”) across this interval of $0.98. In addition, in our Form 10-Q for the quarter ended June 30, 2019, we reported a 14% year-over-year reduction in quarterly revenue to $52.4 million.

Due to the above factors and consistent with our policies and our risk factor disclosure, we performed a quantitative goodwill impairment test as of June 30, 2019. Given the nature of the Company’s business model and service offering, we based our analysis and assessment on a market transaction approach across a broad cross-section of companies. With the assistance of a third-party advisor, we obtained an analysis based on publicly-available market data of companies involved in market transactions between March 2016 and January 2019. The data set used in the analysis covered 39 companies similarly-sized to ServiceSource International in the technology, data processing and commercial service markets, with representative transaction values between $100 - $500 million.

These transactions were completed with a median premium of **% to the unaffected stock price one-day prior to the announcement of the transactions. Based on our $0.95 closing stock price on the last trading day for the quarter ended June 30, 2019, the implied **% control premium resulted in an excess of fair value of approximately **% over our carrying value of $92.9 million.

Furthermore, we reviewed and took into consideration the most recent security analyst reports available at the time of the goodwill impairment valuation date, which indicated an average implied control premium of 66%, as illustrated in the below table:

Reconciliation to Market Capitalization

(in millions, except per share data)

Analyst and Report Date	Analyst 1 (May 10, 2019)	Analyst 2 (May 9, 2019)	Average
Target Stock Price	$1.15	$2.00	$1.58
Number of Shares Outstanding	94.1	94.1	94.1

Analyst Target Market Capitalization	$108.2	$188.2	$148.7

Market Value of Equity	$89.4	$89.4	$89.4

Implied Analyst Premium to Market Capitalization	$18.8	$98.8	$59.3
Implied Control Premium	21%	111%	66%

Based on this analysis, we concluded the estimated fair value of our Company exceeded the carrying amount and no impairment existed as of June 30, 2019.

Sincerely,

ServiceSource International, Inc.

/s/ Richard G. Walker
Richard G. Walker
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Gary Moore, ServiceSource International, Inc.
Paul Hilton, Hogan Lovells US LLP
David Crandall, Hogan Lovells US LLP

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